



06002977



SEC MAIL
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FEB 27 2006
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SECURI... ...MISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-48310

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AURUM SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

84 WEST SANTA CLARA STREET, SUITE 690
(No. and Street)

SAN JOSE	CA	95113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ATEF ELTOUKHY (408) 938-6580
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE CPAs & FINANCIAL ADVISORS
(Name — *if individual, state last, first, middle name*)

111 WEST ST. JOHN STREET, SUITE 1010	SAN JOSE	CA	95113
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 08 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Aurum Securities Corp.
San Jose, California

We have audited the accompanying statement of financial condition of *Aurum Securities Corp.* (the Company) as of December 31, 2005, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *Aurum Securities Corp.* as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lautze & Lautze

San Jose, California
January 23, 2006

AURUM SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS	
Cash	$ 459,087
Cash clearing account	20,000
Commissions receivable	7,400
Prepaid expenses	4,696
Investment	3,300
Total assets	$ 494,483
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable	$ 9,651
Total liabilities	9,651
Contingencies	
Stockholder's equity:	
Common stock, no par value; 10,000 shares authorized; 100 shares issued and outstanding	67,136
Additional paid-in capital	335,000
Retained earnings	82,696
Total stockholder's equity	484,832
Total liabilities and stockholder's equity	$ 494,483

See notes to financial statements.

AURUM SECURITIES CORP.
STATEMENT OF LOSS
For The Year Ended December 31, 2005

Commission income	$ 40,321
Operating expenses:	
Professional fees	17,012
Shared administrative costs	103,151
Commissions	4,032
Clearing charges	6,685
Insurance	11,206
Licenses and fees	712
Office	565
Other taxes	474
Total operating expenses	143,837
Loss from operations	(103,516)
Provision for California franchise tax	800
Net loss	$ (104,316)

See notes to financial statements.

AURUM SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, beginning of year	$ 67,136	$ 335,000	$ 187,012	$ 589,148
Net loss	-	-	(104,316)	(104,316)
Balances, end of year	$ 67,136	$ 335,000	$ 82,696	$ 484,832

See notes to financial statements.

AURUM SECURITIES CORP.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (104,316)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in assets:	
Commissions receivable	(105)
Prepaid expenses	(726)
Decrease in liabilities:	
Accounts payable	(2,536)
Net adjustments	(3,367)
Net cash used by operating activities	(107,683)
Net decrease in cash	(107,683)
Cash:	
Beginning of year	566,770
End of year	$ 459,087
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
California franchise tax	$ 800

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Aurum Securities Corp. (the Company) was incorporated in California in April 1995. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD) and sells mutual funds.

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Commissions Receivable

Commissions receivable are uncollateralized commissions due to the Company from mutual fund, insurance and annuity companies.

Commissions receivable are due under normal trade terms requiring payment within 30-45 days from the settlement date. In the past, the Company has not experienced problems with collections and therefore, no interest is incurred on delinquent accounts, nor is there a policy regarding when an account is considered delinquent.

Payments of commissions receivable are allocated to specific mutual funds, insurance and annuity companies.

The Company uses the allowance method to account for uncollectible receivables. Based on past collection experience, it has not been considered necessary to set up an allowance account.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Revenue Recognition

Commission income and the related receivables are recognized as of the settlement date. If an error occurs when the Company initiates a trade on behalf of their client, the Company completes the trade and sells the investment shortly thereafter. Any gain or loss on the transaction is recognized on the statement of income.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead the stockholder is liable for individual federal income taxes on the Company's taxable income. California law is much the same as federal with the exception that the Company is subject to a 1.5% tax or a minimum tax of $800, whichever is greater. Accordingly, the tax provision on the Company's books reflects only the state tax liability.

Concentrations of Risk

The Company maintains its cash in bank deposit accounts which may, at times exceed the federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that it is not exposed to any significant credit risk on short-term investments and cash equivalents.

The sole stockholder is the only licensed broker in the Company. If the stockholder were to leave or lose his license, it could adversely affect the Company's results of operations.

Investments

Investments are classified as available-for-sale. Unrealized gains and losses on investments are included in income in the year earned. All of the Company's investments are traded on a national exchange. Accordingly, the exchange's quoted price on the statement of financial condition date determines fair market value.

2. **CASH CLEARING ACCOUNT**

The Company has a $20,000 deposit with NSCC Clearing, the clearing broker-dealer, which is required by the clearing firm as a security deposit.

3. **NET CAPITAL REQUIREMENT**

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and a net capital requirement of $476,836 and $100,000, respectively.

4. RELATED PARTY TRANSACTIONS

The Company entered into a shared resource lease agreement with Aurum Capital Management Corporation (ACM), a company with common ownership. ACM charges the Company a fee for the use of ACM's staff, office furniture and equipment, telephones, computer network and office space. The Company records these costs as shared administrative expenses. Shared administrative expenses are paid to ACM in monthly installments calculated as a percentage of ACM's allocable business expenses, less owner's salary, payable monthly for the prior month's business expenses (30% for the year ended December 31, 2005). The shared resource lease agreement is renewable annually on December 31. During 2005, $105,933 was paid to ACM for shared administrative expenses. This amount included $10,376 of shared administrative expenses payable at December 30, 2004. At December 31, 2005, $7,594 of shared administrative expenses due to ACM are included in accounts payable. Had the Company not been a party to this shared expenses agreement, the actual expenses incurred might have been different than those incurred under the shared expense agreement.

In 2005, the Company paid its sole stockholder commissions totaling $4,049. This amount included $760 of commissions payable at December 30, 2004. Also, at December 31, 2005, $744 of commissions due are included in accounts payable.

5. CONTINGENCIES

In November 2003, Aurum Securities Corporation, the sole stockholder and a related company were served with a subpoena from the SEC in connection with SEC investigations in Massachusetts and New York involving the mutual fund industry. A subpoena was also received from the Office of the Attorney General of the State of New York in connection with a similar investigation being conducted by that office. No action was taken with regard to this case in 2005. In January 2005, the San Francisco office of the SEC subpoenaed computer hardware and software from the Aurum entities. Discussions are underway with respect to the subpoena and no conclusions have been reached.

In November 2004, the Company was named as a defendant in pending civil litigation brought against over fifty broker-dealers and large mutual funds. The plaintiffs, individual investors, are seeking monetary recompense and the dissolution of all contracts between themselves and the named defendants. Management has contacted an attorney regarding this matter and does not foresee any action being taken by either the Company or the plaintiffs in the immediate future.

6. NET OPERATING LOSS

The Company has available a California net operating loss carryforward totaling $171,571. The net operating loss carryforward expires 10 years from the date the loss was incurred. Under current tax law, the net operating loss carryforward will expire as follows:

2013	$ 68,054
2015	103,517
	$ 171,571



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Aurum Securities Corp.
San Jose, California

We have audited the accompanying financial statements of *Aurum Securities Corp.* as of and for the year ended December 31, 2005, and have issued our report thereon dated January 23, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
January 23, 2006

AURUM SECURITIES CORP.

SUPPLEMENTARY FINANCIAL INFORMATION

For The Year Ended December 31, 2005

AURUM SECURITIES CORP.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
December 31, 2005

Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 484,832
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity Qualified for Net Capital		
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (list)		
5.	Total capital and allowable subordinated liabilities		
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	7,996	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities proprietary capital charges		
	D. Other deductions and/or charges		7,996
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		476,836
9.	Haircuts on securities (computed where applicable pursuant to 15c3-1(f))		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other (List)		
10.	Net Capital		$ 476,836

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 18)	$ 643
12.	Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000
13.	Net capital requirement (greater of line 11 or 12)	100,000
14.	Excess net capital (line 10 less 13)	376,836
15.	Excess net capital at 1000% (line 10 less 10% of line 18)	$ 475,870

See independent auditors' report for supplementary financial information.

AURUM SECURITIES CORP.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)
December 31, 2005

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from Statement of Financial Condition		$ 9,651
17. Add:		
A. Drafts from immediate credit		
B. Market value of securities borrowed from which no equivalent value is paid or credited		
C. Other unrecorded amounts (List) proprietary capital charges		
18. Total aggregate indebtedness		$ 9,651
19. Percentage of total aggregate indebtedness to net capital (line 18 divided by line 10)		2 %

OTHER RATIOS

20. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0 %

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of

1. Minimum dollar net capital requirement or

2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits, if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5. Respondent should provide a list of material non-allowable assets. Non-allowable assets consist of the following:

Prepaid expenses	$ 4,696
Investment	3,300
	$ 7,996

AURUM SECURITIES CORP.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2005

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

AURUM SECURITIES CORP.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2005

Schedule III

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

AURUM SECURITIES CORP.
RECONCILIATIONS PURSUANT TO RULE 17a-5
December 31, 2005

Schedule IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

   There was no difference between the computation per Schedule I and the respondent's computation.

OATH OR AFFIRMATION

I, ATEF ELTOUKHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AURUM SECURITIES CORP., as of DECEMBER 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

CANDY L. ARGENTINA
Comm. # 1348779
NOTARY PUBLIC-CALIFORNIA
Santa Clara County
My Comm. Expires March 28, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Aurum Securities Corp.
San Jose, California

In planning and performing our audit of the financial statements and supplemental schedules of *Aurum Securities Corp.* (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lautze & Lautze

San Jose, California
January 28, 2005